UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Press Release dated June 2, 2014 entitled “Nortel Inversora S.A. Announces the Payment of Dividends Corresponding to Fiscal Year Ended December 31, 2013”

Nortel Inversora S.A. Announces the Payment of Dividends Corresponding to Fiscal Year Ended December 31, 2013

BUENOS AIRES, Argentina, June 2, 2014 /PRNewswire/ — Nortel Inversora S.A. (NYSE: NTL) (“Nortel” or the “Company”) (NTL) holding company of Telecom Argentina S.A., announces that during its meeting held on May 28, 2014, the Board decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends”, pursuant to the powers granted by the Annual and Extraordinary General Stockholders’ Meetings held on April 27, 2012, April 26, 2013 and April 29, 2014. The Board has resolved to deduct and distribute as cash dividends an amount of AR$ 332 million. Payment of such dividends will begin on June 13, 2014, or any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed.

The following amounts will be distributed:

a.	to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate dividend of AR$ 162,544,590.48, which amounts to AR$ 110.54033648 for each Class B preferred share, representing 1,105.40336480% of its par value (AR$10), and AR$ 5.527016824 per ADR; and

b.	to the shares of common stock, an aggregate dividend of AR$ 169,455,409.52, which amounts to AR$ 31.79037399 for each share of common stock, representing 317.90373990% of its par value (AR$10).

For stockholders, Record Date is June 12, 2014 and Payment Date is as from June 13, 2014.

For holders of American Depositary Receipts (ADRs), the Record Date is also June 12, 2014 and Payment Date is as from June 13, 2014. For such holders, payment will be made through JPMorgan Chase Bank N.A., Depositary under the ADRs program.

Please note that Nortel will deduct from the dividend –when applicable– the amounts paid by Nortel as tax on personal property (under unnumbered Section after Section 25 of Argentine Law No. 23,966, as amended) corresponding to fiscal year 2013, pro rata all applicable shareholders, except when such shareholders show: (i) that they have deposited the corresponding tax in Nortel’s account; or (ii) that they hold no shares of Nortel as of December 31, 2013.

In addition and if applicable, Nortel will withhold 10% of the cash dividend as Income Tax pursuant to Section 90, last paragraph, of Law 20,628, as amended, incorporated by Law 26,893.

With respect to Class B preferred shares and holders of ADRs, taking into account the time needed to determine which shareholders owe such tax, payment of the dividends to those shareholders will be made within ten days of the date on which they are made available, pursuant to Section 90 of the Listing Rules of the Buenos Aires Stock Exchange.

CONTACT: Maria Blanco Salgado, Officer in Charge o Market Relations, 5411-49683631

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	June 2, 2014	By:	/s/ María Blanco Salgado
			Name:	Maria Blanco Salgado
			Title:	Officer in Charge of Market Relations